Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 15, 2009

Relating to Preliminary Prospectus dated December 14, 2009

Registration Statement No. 333-162347

Team Health Holdings, Inc.

13,300,000 Shares

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated December 14, 2009 (the “Preliminary Prospectus”) included in Amendment No. 4 to the registration statement on Form S-1 (Commission File No. 333-162347). The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of our registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1082754/000119312509252125/ds1a.htm

Price to public:	$12.00 per share.

Trade date:	December 15, 2009

Closing date:	December 21, 2009

Common stock we are offering:	13,300,000 shares.

Over-allotment option:	1,995,000 shares.

Common stock to be outstanding immediately after this offering:	62,401,000 shares (or 64,396,000 shares if the underwriters exercise their over-allotment option in full).

Net proceeds to us:	$146.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:	We intend to use the net proceeds from this offering principally for the repayment of indebtedness. We intend to apply approximately $146.5 million of net proceeds (including $9.6 million for estimated premiums) to redeem approximately $136.9 million of our existing $203.0 million aggregate principal amount of 11.25% senior subordinated notes due 2013.

Principal shareholder ownership:	Our principal shareholder, Ensemble Parent LLC, will not be selling any shares in this offering. After giving effect to this offering, Ensemble Parent LLC will beneficially own 71.0% of our common stock (or 68.8% if the underwriters exercise their over-allotment option in full).

Unaudited supplemental pro forma net earnings per share:	Unaudited supplemental pro forma net earnings per share for the year ended December 31, 2008 would have been $0.87 (basic) and $0.86 (diluted). Unaudited supplemental pro forma net earnings per share for the nine months ended September 30, 2009 would have been $1.00 (basic) and $1.00 (diluted).

As adjusted consolidated cash and cash equivalents and capitalization:	Based on this offering, our as adjusted consolidated cash and cash equivalents and capitalization as of September 30, 2009 would have been (in thousands):
	Cash and cash equivalents	$78,344

	Term loan facility	$409,063
	Revolving line of credit	—
	11.25% senior subordinated notes due 2013	66,087

	Total debt	475,150
	Common stock	624
	Additional paid-in capital	491,747
	Retained earnings	(599,240)
	Accumulated other comprehensive loss	(860)
	Total stockholders’ equity	(107,729)

	Total capitalization	$367,421

Dilution:

After giving effect to (1) our receipt of approximately $146.5 million of net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) from our sale of common stock in this offering, (2) the application of the net proceeds as described herein and (3) the payment of the lump-sum amount of $32.7 million to an affiliate of the Sponsor for the termination of our transaction and monitoring fee agreement with such affiliate, our adjusted net tangible book deficit as of September 30, 2009 would have been approximately $317.6 million, or $(5.09) per share of common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $3.39 per share of our common stock to existing stockholders and an immediate dilution of $17.09 per share of our common stock to new investors purchasing shares of common stock in this offering.

New investors purchasing shares of common stock in this offering will have purchased 21.3% of our outstanding common stock immediately following the completion of this offering and will have contributed 31.9% of the total consideration paid for our common stock.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, you can obtain a copy of the prospectus by calling BofA Merrill Lynch at (866) 500-5408, Goldman, Sachs & Co. at (866) 471-2526, Barclays Capital at (888) 603-5847 or Citi at (800) 831-9146.